ALLSTATE LIFE INSURANCE COMPANY
(herein called "we" or "us")
Withdrawal Benefit Rider
This rider was issued because you selected the Withdrawal Benefit Rider. This rider modifies the benefit provided by your Contract, to the extent described below, and the charge for this rider is in addition to the charges defined in your Contract.
As used in this rider, "Contract" means the Contract or Certificate to which this rider is attached.
This rider guarantees an amount up to the Benefit Payment Remaining which may be withdrawn from the Contract each Benefit Year until the Benefit Base is depleted. If the Contract Value is reduced to zero and the Benefit Base is still greater than zero, the remaining Benefit Base will be distributed through the Withdrawal Benefit Payout Phase.
As used in this rider, "withdrawal" means the gross amount of a withdrawal before any applicable charges, fees or adjustments, including any applicable Market Value Adjustments.
The "Rider Date" is the date this rider was made a part of your Contract. The initial "Benefit Year" is the period between the Rider Date and the first Contract Anniversary after the Rider Date. Each subsequent Benefit Year will be coterminous with (the same as) the Contract Year. The "Rider Fee Percentage" is used to calculate the "Rider Fee," the cost of the rider. Refer to the Rider Fee section for a description of how the cost of the rider is determined and deducted.
Rider Date: mm/dd/yyyy
Withdrawal Benefit Factor: 0.01-0.25
Rider Fee Percentage: 1.25%
The following is added to your Contract.
I. Benefit Payment and Benefit Payment Remaining
The Benefit Payment is the amount available at the beginning of each Benefit Year that you may withdraw during that Benefit Year, subject to the Benefit Base remaining. The Benefit Payment Remaining is the amount remaining in a Benefit Year, subject to the Benefit Base remaining, that you may withdraw that will reduce your Benefit Base by the exact amount of the withdrawal and will not reduce the Benefit Payment available in future Benefit Years.
The Benefit Payment Remaining is equal to the Benefit Payment at the beginning of each Benefit Year. During each Benefit Year the Benefit Payment Remaining will be increased by purchase payments (and associated Credit Enhancements, if applicable to your Contract) multiplied by the Withdrawal Benefit Factor and reduced by the amount of each withdrawal. The Benefit Payment Remaining will never be less than zero.
On the Rider Date, the Benefit Payment is equal to the greater of:
. The Contract Value multiplied by the Withdrawal Benefit Factor; or
. The value of the Benefit Payment of the previous Withdrawal Benefit Rider (attached to your Contract) which is being terminated under a rider trade-in option.

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After the Rider Date, the Benefit Payment will be increased by purchase payments (and associated Credit Enhancements, if applicable to your Contract) multiplied by the Withdrawal Benefit Factor and decreased by withdrawals as follows:
. If the withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Payment is unchanged.
. If the withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Payment will be the lesser of:
. The current Benefit Payment; or
. The net of the Contract Value immediately prior to withdrawal less the amount of the withdrawal, multiplied by the Withdrawal Benefit Factor.
At our discretion, the Benefit Payment available during a Benefit Year may be increased on a non-discriminatory basis and without prior notice in order to satisfy IRS minimum distribution requirements on the Contract to which this rider is attached.
II. Benefit Base
The Benefit Base is used only for purposes of determining the Rider Fee and the amount remaining that may be withdrawn under the Contract as specified in this rider. It is not available as a Contract Value or Settlement Value.
On the Rider Date, the Benefit Base is equal to the Contract Value. After the Rider Date, the Benefit Base will be increased by purchase payments (and associated Credit Enhancements, if applicable to your Contract) and decreased by withdrawals as follows:
. If the withdrawal is less than or equal to the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Base will be reduced by the amount of the withdrawal.
. If the withdrawal is greater than the Benefit Payment Remaining in effect immediately prior to the withdrawal, the Benefit Base will be the lesser of:
. The Contract Value immediately prior to withdrawal less the amount of the withdrawal; or
. The Benefit Base immediately prior to withdrawal less the amount of the withdrawal.
The Benefit Base may also be reduced in other situations as detailed in the Owner and Assignment of Payments or Interest section.
If the Benefit Base is reduced to zero, this rider will terminate.
III. Rider Fee
A Rider Fee will be deducted annually on each Contract Anniversary from each of the Variable Sub-accounts on a pro-rata basis in the proportion that your value in each Variable Sub-account bears to your total value in all Variable Sub-accounts. Rider Fees will decrease the number of Accumulation Units in each Variable Sub-account. If, at the time the Rider Fee is deducted, the Rider Fee exceeds the total value in all Variable Sub-accounts, the excess of the Rider Fee over the total value in all Variable Sub-accounts will be waived. The Rider Fee Percentage is shown on page 1 of this rider.

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The first Rider Fee will be deducted on the first Contract Anniversary following the Rider Date. A Rider Fee will be deducted on each subsequent Contract Anniversary up to and including the date the rider is terminated. We will not charge a Rider Fee on the date the rider is terminated, on a date other than the Contract Anniversary, if the rider is terminated due to the Payout Start Date or terminated under Section
IX.3. of this rider.
The Rider Fee is calculated as follows:
. For the first Contract Anniversary following the Rider Date, the Rider Fee is equal to the number of full months from the Rider Date to the first Contract Anniversary, divided by twelve, multiplied by the Rider Fee Percentage, with the result multiplied by the Benefit Base as of the first Contract Anniversary.
. For subsequent Contract Anniversaries, the Rider Fee is equal to the Rider Fee Percentage multiplied by the Benefit Base as of that Contract Anniversary.
If you terminate this rider on a date other than a Contract Anniversary, we will deduct a Rider Fee from each of the Variable Sub-accounts on a pro-rata basis in the proportion that your value in each Variable Sub-account bears to your total value in all Variable Sub-accounts. The Rider Fee will be pro-rated to cover the period from the last Contract Anniversary to the date of termination, or if you terminate this rider during the first Benefit Year, from the Rider Date to the date of termination. The pro-rated Rider Fee will be equal to the number of full months from the Contract Anniversary to the date of termination, or if you terminate this rider during the first Benefit Year, the number of full months from the Rider Date to the date of termination, divided by twelve, multiplied by the Rider Fee Percentage, with the result multiplied by the Benefit Base immediately prior to the withdrawal or termination.

The Rider Fee will be waived during the Withdrawal Benefit Payout Phase. IV. Cancellation of the Rider

You may cancel the rider at any time on or after the 10th calendar year anniversary of the Rider Date by notifying us in writing in a form satisfactory to us.
V. Rider Trade-In Option
The Rider Trade-In Option allows you to cancel this rider and immediately add a new Withdrawal Benefit Rider ("New Rider"). We may also offer other riders under this option; however, you may only select one rider under this Rider Trade-In Option. This Rider Trade-in Option is available provided all of the following conditions are met:
. The trade-in must occur on or after the 10th calendar year anniversary of the Rider Date.
. The New Rider will be made a part of your Contract on the date this rider is cancelled, provided it is cancelled for reasons other than the termination of your Contract.
. The New Rider must be a rider that we make available for use with this Rider Trade-In Option.
. The issue requirements of the New Rider must be met as of the date the New Rider is made a part of your Contract.
If the New Rider is a Withdrawal Benefit Rider, the New Rider must provide that the new Benefit Payment be greater than or equal to your current Benefit Payment as of the date the Rider Trade-In Option is exercised, if applicable.
Except as detailed above, this rider does not modify any other terms and conditions of the New Rider.

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VI. Contract Value
If, after your Contract Value is reduced to zero due to fees or withdrawals, your Benefit Base is still greater than zero, your Contract will immediately enter the Withdrawal Benefit Payout Phase.
Under this rider, we do not treat a withdrawal that reduces the Contract Value to less than $1,000 as a withdrawal of the entire Contract Value. We reserve the right to change this at any time.
VII. Withdrawal Benefit Payout Phase
Under the Withdrawal Benefit Payout Phase the Accumulation Phase of the Contract ends and the Contract enters the Payout Phase subject to the following:
. The Withdrawal Benefit Payout Start Date is the date the Withdrawal Benefit Payout Phase is entered and the Accumulation Phase of the Contract ends.
. No further withdrawals or purchase payments can be made after the Withdrawal Benefit Payout Start Date.
. The Payout Start Date is the first day of the next Benefit Year. We reserve the right to allow other Payout Start Dates to be requested on a nondiscriminatory basis without prior notice.
. Payments will be made to the Owner (or new Owner) at the end of each month starting at the end of the month following the Payout Start Date. The amount of each payment will be equal to the Benefit Payment divided by 12, unless a payment frequency other than monthly is requested in a form acceptable to us and received by us before the first payment is made. Payments will be made over a period certain equal to the Benefit Base divided by the Benefit Payment; therefore, the final payment may be reduced.
. If your Contract is a qualified contract, meaning an individual retirement annuity qualified under Internal Revenue Code Section 408(b) or a Tax Sheltered Annuity under Internal Revenue Code
Section 403(b), the period certain cannot exceed that which is required by Internal Revenue Code Section 401(a)(9) and regulations promulgated thereunder. Therefore, the amount of each payment under this rider may be larger so that the sum of the payments made over this period equals the Benefit Base on the Payout Start Date. Additionally, if your Contract is a qualified contract, we will not permit a change in the payment frequency or level.
. If your Contract is a non-qualified contract, we reserve the right to allow other payment frequencies or levels to be requested on a nondiscriminatory basis without prior notice. In no event will we allow more than one change in the payment frequency or level during a Contract Year.
. If the Owner dies before all payments have been made, the

remaining payments will continue to be made to the new Owner as scheduled. . Once all payments scheduled have been paid, the Contract and rider will terminate.
VIII. Owner and Assignment of Payments or Interest
If you change the Owner or assign any payments or interest under this Contract, as allowed, to any living or non-living person other than your spouse on or after the first calendar year anniversary of the Rider Date, the Benefit Base will be recalculated at this time to be the lesser of the current Contract Value and the current Benefit Base.

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IX. Death of Owner or Annuitant
If the Owner or Annuitant dies, then one of the following provisions will apply depending on which Option is selected under the Death of Owner or Death of Annuitant provisions of the Contract:
1. If the Contract is continued under Option D of the Death of Owner provision of the Contract, then this rider will continue unless the new Owner elects to cancel this rider. If the rider is continued, it will remain in effect until terminated pursuant to
Section X. below.
2. If the Contract is continued under Option D of the Death of Annuitant provision of the Contract, then this rider will continue unless the Owner elects to cancel this rider. If the rider is continued, it will remain in effect until terminated pursuant to Section X. below.
3. If the Contract is not continued under either 1. or 2. above, then this rider will terminate on the date we receive a complete request for settlement of the Death Proceeds.
X. Termination of the Rider
This rider will terminate on the earliest of the following to occur:
. The Benefit Base is reduced to zero;
. On the Payout Start Date (except if the Contract enters the Withdrawal Benefit Payout Phase as defined under Section VII. of this rider);
. On the date the Contract is terminated;
. On the date the rider is cancelled;
. On the date this rider is terminated under Section IX.3. of this rider; or
. On the date this rider is replaced with a New Rider under the Rider Trade-In Option.
XI. Investment Limitations for this Rider
By adding this rider to your Contract, you agree to adhere to certain requirements related to the Investment Alternatives in which you may invest until this rider is terminated pursuant to Section X. above. The specific requirements will be determined by the Withdrawal Benefit Factor shown on Page 1 of this rider. These requirements may include, but are not limited to, maximum investment limits on certain Variable Sub-accounts or on certain Fixed Account Options, exclusion of certain Variable Sub-accounts or of certain Fixed Account Options, required minimum allocations to certain Variable Sub-accounts, and restrictions on transfers to or from certain Investment Alternatives. We may also require that you use an automatic portfolio rebalancing program. A current explanation and list of investment requirements is set forth in the prospectus that pertains to your Contract.
Except as amended in this rider the Contract remains unchanged.
Secretary Chairman and Chief Executive Officer

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